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GE EXTENDS ITS TENDER OFFER FOR INSTRUMENTARIUM

        HELSINKI, Finland and WAUKESHA, Wis. (April 3, 2003)—General Electric Company's (NYSE: GE) tender offer for all the shares and options of Instrumentarium Corporation (HEX: INS1V.HE, Nasdaq: INMRY), which is currently scheduled to expire on April 11, 2003, will be extended to expire on August 29, 2003 at 5 p.m. Finnish time (10 a.m. New York City time) to allow for the completion of the regulatory review process. If all the conditions to completion of the tender offer are satisfied or, where permitted, waived before the expiry of the extended offer period, GE may discontinue the extended period, as provided for in the terms and conditions of the tender offer.

        As part of its regulatory review of the proposed acquisition, the European Commission has proceeded to a second-phase review. As previously indicated, Instrumentarium and GE have also received requests for additional information from the U.S. Department of Justice. Both companies continue to work with regulatory agencies in the U.S. and Europe and the acquisition is expected to close in the second or third quarter of 2003, as previously indicated.

        Instrumentarium shareholders approved the payment of a combined regular and special dividend of €4.70 per share at the company's annual general meeting on March 25, 2003. Consequently, as provided for in the terms and conditions of the tender offer, the amount offered by GE in the tender offer is €36.00 per share in cash to reflect the payment to shareholders of the special dividend of €4.00. The dividend does not affect the price offered for Instrumentarium options.

        Except for the extension of the offer period, the terms and conditions of GE's tender offer for Instrumentarium remain unchanged.

        For additional information on the tender offer, or to obtain copies of the tender offer materials, Instrumentarium shareholders may contact Nordea Securities at +358 9 4785 031 and ADR holders may contact Morrow & Co., Inc., by calling toll-free from within the U.S. (800) 607-0088, or collect from outside the United States +1 212-754-8000. Tender offer materials are available on the Internet at www.nordeasecurities.com. English language versions of the tender offer materials have been furnished to the U.S. Securities and Exchange Commission and are available on its Web site at www.sec.gov.

About GE Medical Systems

        GE Medical Systems is a $9 billion global leader in medical imaging, interventional procedures, healthcare services, and information technology. Its offerings include networking and productivity tools, clinical information systems, patient monitoring systems, surgery and vascular imaging, conventional and digital X-ray, computed tomography, electron beam tomography, magnetic resonance, ultrasound and bone mineral densitometry, positron emission tomography, nuclear medicine, and a comprehensive portfolio of clinical and business services. For more than 100 years, health care providers worldwide have relied on GE Medical Systems for high quality medical technology and productivity solutions. For more information, visit the GE Medical Systems Web site at www.gemedical.com.

        This release includes statements relating to the future, which by their nature involve risks, uncertainty and assumptions. The statements relating to the final completion of the combination involves as a risk, inter alia, that the conditions for the final completion of the proposed combination and tender offer will not be satisfied and that the tender offer and combination will not be consummated.

        For Europe media inquiries, please contact: Louise Binns +32 2 235 69 12.

        For U.S. media inquiries, please contact: Patrick Jarvis +1 262 544 3668.

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GE EXTENDS ITS TENDER OFFER FOR INSTRUMENTARIUM